July 27, 2009

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Mail Stop 3561

RE:	Fresenius Medical Care AG & Co. KGaA (the “Company”)
Form 20-F fiscal year ended December 31, 2008 (“2008 Form 20-F”)
Filed February 20, 2009
File No. 001-32749

Dear Sir,

          We are in receipt of your letter dated July 13, 2009 requesting additional information and/or an explanation in connection with the filing of the Company’s 2008 Form 20-F. In summary, you have questioned why Exhibits 2.18 (Amended and Restated Receivables Purchase Agreement) and 2.19 (Fourth Amended and Restated Transfer and Administration Agreement) (which together establish the Company’s accounts receivable financing facility and are referred to together as the “Agreements”) were not filed in their entirety.

          In responding to your inquiry, we first acknowledge, as requested, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Item 19(4) of Form 20-F requires, in relevant part, that we file with the Commission “every contract that is material” to us. We identified the Agreements as material and filed them accordingly; however, we omitted from the filing as immaterial certain exhibits to the Agreements (the “Excluded Materials”). While their omission is not in accordance with any express SEC instruction, we believe that the Excluded Materials do not convey any material information, so leaving out the Excluded Materials from the filing does not result in the omission of any material information. It is also our belief that in connection with a filing, exhibits which by their nature are separate and apart from the material agreement, and which are otherwise determined by the Company to be immaterial, may be omitted from the filing. We believe this position is supported by and consistent with the spirit and purpose of the securities laws, particularly as applied to foreign private issuers.

          In discussions with the staff, we have been advised that the Commission has taken a contrary position on this issue. It is our understanding that the Commission has required that filers must file all exhibits to a material contract irrespective of whether or not the exhibits themselves are material.

Fresenius Medical Care AG & Co. KGaA	General Partner:	61346 Bad Homburg v.d.H.
	Fresenius Medical Care Management AG	Germany
Registered Seat:	Registered Seat:	Telephone: ++49-6172-609-0
Hof an der Saale, Germany, HRB 4019	Hof an der Saale, Germany, HRB 3894	Telefax: ++49-6172-609-2103
Supervisory Board:	Board of Management:
Dr. Gerd Krick (Chairman)	Dr. Ben Lipps (President and CEO)	Bank Details:
	Roberto Fusté, Dr. Emanuele Gatti, Rice Powell,	Dresdner Bank AG, Frankfurt am Main
	Lawrence A. Rosen, Dr. Rainer Runte, Mats Wahlstrom	IBAN Code: DE23500800000711673100
	Supervisory Board:	SWIFT Code: DRESDEFF501
	Dr. Ulf M. Schneider (Chairman)	Account-No.: 711 673 100

          We recognize and support the requirement to disclose material information. In fact, we believe that the Company’s disclosure policies and practices demonstrate a commitment to full disclosure that goes beyond technical compliance with the Commission’s rules and forms. However, we do not agree with the Commission’s position on this issue and continue to be of the opinion that filers should not be required to file with the Commission exhibits which are not material.

          Notwithstanding our difference of opinion on this issue, in deference of the Commission’s position as conveyed to us by the staff, the Company will file the Excluded Materials, subject to any confidential treatment request, within 10 business days of the date of this letter.

          We thank you for this opportunity to respond to your query. Please contact the undersigned with any questions or comments in connection with this response. We appreciate your due consideration of this matter.

Sincerely,

/s/ Edward White

Edward White
Corporate Counsel

cc:	Pamela Howell (SEC)
John Dana Brown (SEC)
Dr. Ben J. Lipps
Josef Dinger
Larry Rosen
Ron Kuerbitz
Doug Kott
Lynn Lantow

Fresenius Medical Care AG & Co. KGaA	General Partner:	61346 Bad Homburg v.d.H.
	Fresenius Medical Care Management AG	Germany
Registered Seat:	Registered Seat:	Telephone: ++49-6172-609-0
Hof an der Saale, Germany, HRB 4019	Hof an der Saale, Germany, HRB 3894	Telefax: ++49-6172-609-2103
Supervisory Board:	Board of Management:
Dr. Gerd Krick (Chairman)	Dr. Ben Lipps (President and CEO)	Bank Details:
	Roberto Fusté, Dr. Emanuele Gatti, Rice Powell,	Dresdner Bank AG, Frankfurt am Main
	Lawrence A. Rosen, Dr. Rainer Runte, Mats Wahlstrom	IBAN Code: DE23500800000711673100
	Supervisory Board:	SWIFT Code: DRESDEFF501
	Dr. Ulf M. Schneider (Chairman)	Account-No.: 711 673 100